UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

Omnicell, Inc.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-33043	94-3166458
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

590 East Middlefield Road, Mountain View, California	94043
(Address of Principal Executive Offices)	(Zip Code)

Robin G. Seim	(650) 251-6100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2103.

Introduction
This Specialized Disclosure Report in Form SD of Omnicell, Inc. ("Omnicell" or "we") for the year ended December 31, 2013 is presented to comply with Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to "conflict minerals" as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Section 1502 defines conflict minerals as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives which are limited to tin, tantalum, tungsten (collectively known as "conflict minerals" or "3TG"). The Rule imposes certain annual reporting obligations on SEC registrants whose manufactured products contain conflict minerals and those conflict minerals that are necessary to the functionality or production of their products. These reporting obligations apply regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict. Numerous terms in this Report are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.
For products which contain necessary conflict minerals, the registrant must conduct a good faith reasonable country of origin inquiry ("RCOI") designed to determine whether any of the conflict minerals originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries.” If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated from the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.
As a result of the opinion of the U.S. Court of Appeals for the District of Columbia Circuit upholding the Rule but finding that certain requirements of the Rule were in violation of the First Amendment, the SEC provided guidance that if a company has products that have either not been found to be "DRC conflict free” (within the scope of Item 1.01(c)(2) of Form SD) or are “DRC conflict undeterminable” (within the scope of the temporary transitional rule of Item 1.01(c)(2)(i) of Form SD), it would not have to identify the products as not found to be "DRC conflict free," or "DRC conflict undeterminable" but should disclose, for those products, the facilities used to produce the Conflict Minerals, the country of origin of the minerals and the efforts to determine the mine or location of origin.
Company Overview
Omnicell is a leading provider of automation and business information solutions enabling healthcare systems to streamline the medication administration process and manage costly medical supplies for increased operational efficiency and enhanced patient safety. Our automation and analytics, and medication adherence solutions in hospitals and longer-term care environments are designed to enable healthcare facilities to acquire, manage, dispense and administer medications and medical-surgical supplies, and are intended to enhance patient safety, reduce medication errors, reduce operating costs, improve workflow, and increase operational efficiency.
Conflict Minerals Sourcing Policy
Our Conflict Minerals Policy communicates to our suppliers and the public our commitment to comply with all laws governing the sourcing of conflict minerals that are used in our products. Included in our policy is a statement of Supplier Responsibilities that communicates our expectations from our suppliers in achieving our compliance obligations. In support of our policy, we require our suppliers who manufacture components, parts, or products containing tin, tantalum, tungsten, and/or gold to commit to sourcing those materials from environmentally and socially responsible sources only. Materials, which either directly or indirectly contribute to conflict, are unacceptable. Suppliers shall define, implement and communicate to sub-suppliers, outlining their commitment to responsible sourcing of these materials. We expect our suppliers to work with sub-suppliers to ensure traceability of these materials at least to smelter level by completing their responses on the Electronic Industry Citizenship Coalition Conflict Minerals Reporting Template (the "EICC template"). The EICC template was established by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (the "EICC-GeSI") for the survey of sourcing information related to conflict minerals.

In addition, we are adding our Conflict Minerals Policy to all standard contracts for our direct suppliers as we enter into new contracts or as contracts renew. Contracts with our suppliers are typically in force for three to five years or more.
Our policy is posted on our website at: www.omnicell.com under “About Omnicell” in “Environmental Sustainability.”
Set forth below is our Conflict Minerals Policy:
Conflict Minerals Policy
Conflict Minerals Policy
Omnicell is committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the use of “conflict minerals.” The law requires U.S. publicly traded companies, including Omnicell, to conduct reasonable inquiry and due diligence as necessary with respect to the sourcing of columbite-tantalite, cassiterite, wolframite (or their derivatives tantalum, tin, tungsten, respectively), and gold, including a determination as to whether trade in these minerals directly or indirectly finances or benefits the armed groups in the Democratic Republic of Congo (DRC) or adjoining countries.
It is the policy of Omnicell to conform to all laws regarding the sourcing of conflict minerals that are used in our products. Consequently, Omnicell will take steps to reasonably ensure that the minerals necessary to the functionality or production of its products are “conflict free.”
Supplier Responsibilities
We expect our suppliers to be aware of this requirement and to respond in a timely manner to Omnicell’s survey requests outlined below. We recognize that our compliance with these obligations will require time and effort from the members of our supply chain. However, we expect that suppliers will take reasonable, good faith steps toward assisting Omnicell in achieving its compliance obligations.
Conflict Minerals Survey: Omnicell expects its suppliers to respond to an EICC-GeSI Conflict Minerals survey each year covering all of the products supplied to Omnicell in that year. Suppliers are expected to respond within 2 weeks of receipt of the survey request by completing the survey, or committing to an estimated completion date before the end of the year.
If suppliers have any questions or concerns in complying with Omnicell’s Conflict Minerals requirements, they should contact us.
Supply Chain Description
We purchase materials used in our products from a large network of suppliers and some of those materials contribute necessary conflict minerals to our products. The origin of conflict minerals in our supply chain cannot be determined with any certainty once the ore is smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. We rely on our suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to us, including sources that are supplied to them from sub-suppliers.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01 Conflict Minerals Disclosure and Report
We conducted an analysis of our products and have determined that conflict minerals can be found in our products and are necessary to their functionality and production. Therefore, certain of the products that we manufacture are subject to the reporting obligations of the Rule.
We conducted an RCOI that was reasonably designed to determine whether any of the conflict minerals originated in the Covered Countries and whether any of the conflict minerals may be from recycled or scrap sources; however, due to the breath and complexity of our products and supply chain, and the steep learning curve for our entire supply chain, it will take time and effort for many of our suppliers to verify the origin of all the minerals in our supply chain. As a result of our RCOI, we could not identify the countries of origin for all of the conflict minerals in our products and had reason to believe that some of the conflict minerals may have originated in the Covered Countries. Therefore, we also performed due diligence on the source and chain of custody to determine whether the necessary conflict minerals directly or indirectly financed or benefited armed groups in the Covered Countries.
Description of Reasonable Country of Origin Inquiry Efforts
We relied on our direct suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to us, including sources that are supplied to them from sub-suppliers.
We adopted the EICC template for our RCOI and due diligence communications survey to our suppliers. In our first internal effort, our Global Procurement Department sent out the EICC survey to designated suppliers. In addition to our own internal efforts, we also engaged the services of an independent third-party data collection vendor to assist us in collecting responses and compiling the results of the EICC surveys.
We sent out the EICC survey to our entire identified supplier base, but since it is not practicable to conduct a survey of all our suppliers, we believe a reasonable approach would be to include within our RCOI scope only those suppliers that we believe provide components or engage in manufacturing activities that are likely to contain 3TG. We identified our top five suppliers and our goal was to obtain responses from all of our five top supplies. Top suppliers are those who represent the majority of our expenditures on materials and components.
For our suppliers that do not source directly from smelters, we required them to work with their sub-suppliers to ensure the traceability of conflict minerals, at least to the smelter level. For our metal suppliers, we required them to show traceability of conflict minerals to the smelter level and to provide us with a letter of compliance showing reasonable evidence that the materials or 3TG in question were sourced from a smelter that is referenced as “Conflict Free” or is listed on the compliant Conflict-Free Sourcing list maintained by the EICC.
On the EICC survey, we requested our direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Omnicell. We then compared the list of unique smelters and refiners identified in our survey against the EICC-GeSI Conflict-Free Smelter list. To date, we have not been able to obtain information regarding the countries of origin of the conflict minerals in our products. However, in the future, we plan to go further into our supply chain by implementing our due diligence program in order to obtain this information.
There is significant overlap between our RCOI efforts and our due diligence measures performed. The due diligence measures that we performed are discussed in the Conflict Minerals Report filed as Exhibit 1.02 herein.

Conflict Minerals Disclosure
This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at www.omnicell.com under "About Omnicell" in "Investor Relations" under "SEC Filings."

Item 1.02	Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Omnicell, Inc.
(Registrant)

By: /s/ Robin G. Seim	May 30, 2014
Robin G. Seim, Chief Financial Officer and Executive Vice President Finance, Administration and Manufacturing	(Date)